UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:

June 30, 2016

LUNA AZUL DEVELOPMENT FUND, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-2290883
(State or other jurisdiction of	(Employer Identification Number)
Incorporation)

14550 N. Frank Lloyd Wright Blvd., Suite 200, Scottsdale, AZ  85260
(Full mailing address of principal executive offices)

Telephone: (206) 310-9034
(Issuer’s telephone number, including area code)

FORWARD-LOOKING STATEMENTS AND INFORMATION

This Form 1-SA contains “forward-looking statements” such as statements related to financial condition and prospects, lending risks, plans for future business development and marketing activities, capital spending and financing sources, capital structure, the effect of regulation and competition, and the prospective business of the Company.  In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "opportunity" or the negative of these terms or other comparable terminology.  These statements are only predictions.  Actual events or results may differ materially.  These factors may cause our actual results to differ materially from any forward-looking statements.  We cannot guarantee future results, levels of activity, performance or achievements.

You should not rely upon forward-looking statements as predictions of future events.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions.  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this document may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  We undertake no obligation to update any forward-looking statements for any reason after the date of this document to conform these statements to actual results or to changes in our expectations.

These condensed financial statements for the six months ended June 30, 2016 should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2016, contained in the Company’s Form 1-K filed with the Securities and Exchange Commission on May 26, 2017.

Item 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Luna Azul Development Fund, LLC (the "Company") was organized to acquire, entitle and subdivide land in Maricopa County Arizona, and to construct and sell title to cottage homes built upon that land (our “Property”), for the intended benefit of adults with intellectual, developmental and acquired disabilities.

The Company’s principal objective is to achieve suitable returns on our capital investments in the site selection, design, development, construction and sale of a community of cottage homes designed specifically for adults with intellectual, developmental and acquired disabilities.

Our cash balance is $277,989 as of June 30, 2016, and $892,771 as of December 31, 2016.  Our cash balance is not sufficient to fund our principal objectives.  To implement our plan of operation for the next twelve-month period, we require additional equity and/or substantial debt construction financing.  The terms and exact amount of any such financing will be determined in the future but currently we do not have any arrangements for such financing.

Operating Results

The Company raised $2,450,000 in equity investments and, on October 4, 2016 closed its purchase of approximately 4.4 acres of real property in Phoenix, Arizona.  On October 5, 2016, the Phoenix City Council unanimously approved the Company’s application for zoning changes on the Property.  Since then, the Company has been working with, and paying fees to, architects, engineers, Company affiliates and others furthering the design, development and marketing of the Company’s intended cottage home neighborhood.

The Six Months Ended June 30, 2016

Revenue:          We had no revenue during the six months ended June 30, 2016, and do not anticipate doing so before 2018.

Operating Expenses:          Operating expenses for the six months ended June 30, 2016 were $7,672.00.  We were not operating during the corresponding period a year earlier.

Net Loss:          Net loss for the of six months ended June 30, 2016 was $7,672.00 and was comprised primarily of operating expenses.  We were not operating during the corresponding period a year earlier.

Liquidity and Capital Resources

We had total assets (including cash) of $424,635 as of June 30, 2016.  We raised $2,450,000 in equity investments in late 2016.  However, to implement our plan of operation for the next twelve months, we will require additional equity and/or construction debt financing.  We cannot assure that we will have sufficient capital to finance our business operations or that such capital will be available on terms that are favorable to us or at all.  We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding or our results of operations.  The list is not intended to be a comprehensive list of all of our accounting policies.  In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application.  The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results.  Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

Item 2.  OTHER INFORMATION

None.

Item 3:  FINANCIAL STATEMENTS

Financial Statements
(with Independent Accountants’ Report Thereon)

LUNA AZUL DEVELOPMENT FUND, LLC

As of June 30, 2016 and December 31, 2015 and for the Six Month Periods Ended June 30, 2016 and 2015

LUNA AZUL DEVELOPMENT FUND, LLC

Table of Contents

Page

Independent Accountants’ Compilation Report

Financial Statements

Statements of Assets and Liabilities	3

Statements of Operations	4

Statements of Cash Flows	5

Notes to Financial Statements	6

INDEPENDENT ACCOUNTANTS’ COMPILATION REPORT

To the Members
Luna Azul Development Fund, LLC

Management is responsible for the accompanying interim financial statements of Luna Azul Development Fund, LLC (the “Fund”), which comprise the statement of assets and liabilities as of June 30, 2016 and December 31, 2016, and the related statements of operations and cash flows for the six month periods ended June 30, 2016 and 2015, and the related notes to the interim financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the interim financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these interim financial statements.

/s/ HASKELL & WHITE LLP
Irvine, California
May 25, 2017

LUNA AZUL DEVELOPMENT FUND, LLC

Statements of Assets and Liabilities
June 30, 2016 and December 31, 2015

	June 30,	December 31,
	2016	2015
ASSETS

Cash	$277,989	$3,000
Prepaid development costs	101,189	55,992
Escrow deposit on land purchase	25,000	25,000
Prepaid syndication and financing costs	20,457	2,855

Total assets	$424,635	$86,847

LIABILITIES AND MEMBERS’ EQUITY

Investor deposit	$275,000	$-
Due to related party	85,616	15,887

Total liabilities	360,616	15,887

Members’ equity	64,020	70,960

Total liabilities and members’ equity	$424,635	$86,847

See accompanying notes to financial statements.

LUNA AZUL DEVELOPMENT FUND, LLC

Statements of Operations
For the Six Month Periods Ended June 30, 2016 and 2015

	June 30,	June 30,
	2016	2015

Revenues	$-	$-

Selling, general and administrative expenses	7,672	-

Net loss	$(7,672)	$-

See accompanying notes to financial statements.

LUNA AZUL DEVELOPMENT FUND, LLC

Statements of Cash Flows
For the Six Month Periods Ended December 31, 2016 and 2015

	2016	2015

Cash flows from operating activities:
Net loss	$(7,672)	$-
Adjustments to reconcile net loss to net cash provided
by operating activities
Prepaid development costs	(45,197)	-
Prepaid syndication and financing costs	(17,602)	-
Investor deposits	275,000	-
Due to related party	69,729	-
Net cash provided by operating activities	274,258	-

Cash flows from financing activities:
Member contributions	3,731	-

Net increase in cash	277,989	-

Cash at beginning of the period	-	-

Cash at end of the period	$277,989	$-

See accompanying notes to financial statements.

LUNA AZUL DEVELOPMENT FUND, LLC

Notes to Financial Statements

1.	Nature of Operations

Nature of operations

Luna Azul Development Fund, LLC (the “Fund”) is a Delaware limited liability company, incorporated on November 3, 2014 that has established a year end of December 31. The purpose of the Fund is to acquire land and develop single-family residential real estate property in Arizona to sell upon construction completion.

According to the Limited Liability Company Agreement (“Agreement”) dated September 1, 2015, the Fund’s term continues through December 31, 2024. In accordance with the Agreement, the term of the Fund may be extended for up to one additional year at the sole discretion of L.A. Management, LLC (“Manager”). The Manager is an affiliate of the development sponsor through common ownership. See Note 7. The Manager is not entitled to any compensation.

2.	Significant Accounting Policies

Basis of Accounting

The Fund’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Fund considers all highly liquid instruments purchased with a maturity date of three months or less to be cash equivalents.

Concentration of Risk

The Fund maintains its cash in interest-bearing bank accounts which, at times, may exceed federally insured limits. The accounts are guaranteed by the Federal Deposit Insurance Corporation, (FDIC) up to $250,000. At December 31, 2016, the Company had cash in excess of FDIC insured limits. The Fund has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash.

LUNA AZUL DEVELOPMENT FUND, LLC

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Accordingly, actual results could differ from those estimates.

Adverting and Marketing Costs

The Fund expenses all marketing and advertising costs as incurred.  The Fund incurred $3,257 and $0 for these costs during the periods ended June 30, 2016 and 2015, respectively.

Income taxes

The Company is organized as a limited liability company. As a limited liability company, income taxes on net earnings are payable personally by the members. Accordingly, no provision for income taxes has been established.

The income allocable to the Company is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax return, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Classes and Rights of Members

The Fund has authorized 260 units of capital consisting of two classes, Class A and Class B.  Of those units, 250 are allocated for Class A and 10 for Class B.  During the year ended December 31, 2015, there were 4.5 Class A units issued in exchange for $25,000 per unit and 10 Class B units outstanding issued to the Manager.

The Fund sold additional Class A units in an offering in 2016. See Note 8.  The Class B units are to be issued to the Manager.  Upon the sale of the intended property to be constructed, the distribution of the proceeds to the members after the obligations of the Fund are satisfied will be as follows:

(i)	First, to repay loans and accrued interest borrowed from the Members
(ii)	Second, pro-rata payment of an 8% preferred return on unreturned capital from Class A Units

LUNA AZUL DEVELOPMENT FUND, LLC

Notes to Financial Statements (continued)

2.	Significant Accounting Policies (Continued)

Classes and Rights of Members (continued)

(iii)	Third, pro-rata repayment to Class A Units until their unreturned capital is reduced to zero
(iv)	Thereafter, 70% to the Class A Unit holders and 30% to the Class B Unit holders.

As of June 30, 2016, there were no cumulative accrued preferred returns as the Fund had not closed its offering.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 regarding ASC Topic 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance, as amended in July 2015, will be effective for the Company’s fiscal year beginning January 1, 2019. Management is currently evaluating the accounting, transition and disclosure requirements of the standard to determine the financial statement impact of adoption.

In February 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize “right of use” assets and liabilities for all leases with terms of more than 12 months. The ASU requires additional quantitative and qualitative financial statement note disclosures about leases, the significant judgments made in accounting for those leases and for the amounts recognized in the financial statements about those leases. The guidance will be effective for the Company in 2020 with early adoption permitted. Management is evaluating the impact that adopting this guidance will have on the Company’s financial statements.

Subsequent Events

Management has evaluated subsequent events through May 25, 2017, the date on which the financial statements were available to be issued.

LUNA AZUL DEVELOPMENT FUND, LLC

Notes to Financial Statements (continued)

3.	Management’s Plans

The Fund’s financial statements are prepared using GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal      course of business. The Fund has yet to establish any source of revenue to cover its operating costs and has only raised an initial round of capital to finance its operations. Management intends to raise additional debt or equity financing or obtain a construction loan sufficient to cover its project development costs and operating expenses.

4.	Members’ Equity

The founding members contributed $25,000 of initial capital to the Fund. During the year ended December 31, 2015, the founding members incurred costs on behalf of the Fund.  These amounts totaling $86,773 consisted of pre-development costs along with other costs related to the operations of the Fund.  The founding members’ $25,000 contribution was placed into escrow as a down payment on a land purchase.

5.	Prepaid Development Costs

The Fund has incurred $101,189 and $0 of pre-development costs for the six month periods ended June 30, 2016 and 2015, respectively, for entitlement, architecture, legal, engineering and other related fees, which have been capitalized.

6.	Commitments and Contingencies

Environmental

As an owner of real estate, the Fund is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, management of the Fund is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Fund’s properties, and the activities of its tenants and other environmental conditions, of which the Fund is unaware, could result in future environmental liabilities.

Legal Matters

From time to time, the Fund may become party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome would have a material adverse effect on its results of operations or financial condition.

LUNA AZUL DEVELOPMENT FUND, LLC

Notes to Financial Statements (continued)

7.          Transactions with Related Parties

The Fund’s Manager has contracted with ECC Management, LLC (“ECC”) to act as the development sponsor.  ECC is a related party due to common ownership with the Manager.  ECC has paid for costs on behalf of the Fund, and the Fund has reimbursed ECC for those amounts.  Total project management fees paid to ECC were $17,000 and $0 for the years ended December 31, 2016 and 2015, respectively, which has been capitalized a part of the prepaid development costs.  As of December 31, 2016 or 2015, the Fund owed $517 and $15,887, respectively, which is presented on the statement of assets and liabilities as due to related party.

As part of the agreement with ECC, the Fund was obligated to pay a $50,000 acquisition fee to ECC for the successful completion of the land purchase.  The $50,000 was remitted to ECC in October 2016 and has been capitalized as part of the land cost.

8.	Subsequent Events

In October 2016, the Fund completed an offering to raise capital through selling Unit A member interests.  The Fund raised $2,400,000 and closed the offering on October 4, 2016.  The Fund incurred $31,539 in capital raising costs directly associated with the offering, which have been netted against the proceeds.

In October 2016, the Fund completed the acquisition of undeveloped land in Maricopa County, Arizona for an initial purchase price of $1,166,000, plus $18,904 in option payments to extend the time to close escrow.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUNA AZUL DEVELOPMENT FUND, LLC

Date:	May 26, 2017	By:	/s/ Mark Roth
Mark Roth, Manager, LA Management, LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark Roth	Manager, LA Management, LLC	May 26, 2017
Mark Roth

/s/ Eric Gruber	Manager, LA Management, LLC	May 26, 2017
Eric Gruber